UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

SurModics, Inc.
(Name of Issuer)

Common Stock, $0.05 Par Value
(Title of Class of Securities)

868873100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,566,567
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,566,567
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 1,566,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,088,760
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,088,760
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,088,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,088,760
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,088,760
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,088,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,088,760
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,088,760
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,088,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,088,760
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,088,760
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,088,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,091,892
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,091,892
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,091,8921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IN

1 Includes 3,132 Shares underlying certain options exercisable within 60 days.

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,088,760
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,088,760
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,088,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 868873100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,088,760
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,088,760
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,088,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 868873100

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The 3,132 Shares owned personally by Jeffrey C. Smith represent Shares underlying certain options exercisable within 60 days that were granted to Mr. Smith as compensation for his service on the Board of Directors of the Issuer (the “Board”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 6, 2012, the Issuer commenced a “modified Dutch auction” tender offer for up to $55 million in value of the Shares at a price not greater than $19.00 nor less than $17.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest (the “Tender Offer”).  The Tender Offer is set to expire at 5:00 p.m., New York City time, on September 5, 2012, unless extended by the Issuer.  The Tender Offer allows stockholders to indicate how many Shares and at what price within the Issuer’s specified range they wish to tender. Based on the number of Shares tendered and the prices specified by the tendering stockholders, the Issuer will then determine the lowest price per Share within the range that will enable the Issuer to purchase $55 million in value of the Shares (or a lower amount if the offer is not fully subscribed).

Pursuant to Minnesota law the Issuer is prohibited from engaging in certain business combinations with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the original transaction or share acquisition was approved in a prescribed manner.   Such business combinations include the disposition of assets having an aggregate market value equal to 10% or more of the aggregate market value of the Issuer’s consolidated assets.  An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a Minnesota corporation’s outstanding voting stock, or who is an affiliate or associate of such corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s voting stock.

As previously disclosed, the Reporting Persons are party to a certain Settlement Agreement with the Issuer, dated January 5, 2011 (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, Jeffrey C. Smith, Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value, was appointed to the Board.  Accordingly, to the extent that at the time Shares are accepted for payment in the Tender Offer: (1) the Reporting Persons continue to beneficially own in the aggregate more than 10% of the outstanding Shares, (2) Mr. Smith continues to serve on the Board, or (3) the Reporting Persons retain any rights to recommend replacement directors under the Settlement Agreement, then certain of the Reporting Persons may be deemed to be interested shareholders of the Issuer under the relevant provisions of the Minnesota Business Corporations Law (“MBCL”) and may be subject to the limitation described above with respect to the number of Shares that they may tender in the Tender Offer.

CUSIP NO. 868873100

Although no final decision has been made, the Reporting Persons may tender Shares in the Tender Offer in an amount that has not yet been determined.  The Reporting Persons may also sell Shares in the open market at any time.  If at the time Shares are accepted for payment in the Tender Offer, any of the Reporting Persons may be deemed to be an interested shareholder of the Issuer, then to the extent that the Reporting Persons decide to tender Shares in the Tender Offer, they cannot tender in excess of the maximum number of Shares that the Reporting Persons believe are purchasable by the Issuer under the applicable provisions of the MBCL described above.  The Reporting Persons reserve their rights to engage in transactions in the Issuer’s securities at any time depending upon overall market conditions or otherwise.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,543,188 Shares outstanding, as of May 1, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on August 3, 2012, Starboard V&O Fund beneficially owned 1,566,567 Shares.

Percentage: Approximately 8.9%.

(b)	1. Sole power to vote or direct vote: 1,566,567
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,566,567
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past 60 days.

B.	Starboard Value LP

(a)
As of the close of business on August 3, 2012, 522,193 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, may be deemed the beneficial owner of the 1,566,567 Shares owned by Starboard V&O Fund.

Percentage: Approximately 11.9%.

(b)	1. Sole power to vote or direct vote: 2,088,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,088,760
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 868873100

C.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,566,567 Shares owned by Starboard V&O Fund and (ii) 522,193 Shares held in the Starboard Value LP Account.

Percentage: Approximately 11.9%.

(b)	1. Sole power to vote or direct vote: 2,088,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,088,760
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past 60 days.

D.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,566,567 Shares owned by Starboard V&O Fund and (ii) 522,193 Shares held in the Starboard Value LP Account.

Percentage: Approximately 11.9%.

(b)	1. Sole power to vote or direct vote: 2,088,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,088,760
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past 60 days.

E.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,566,567 Shares owned by Starboard V&O Fund and (ii) 522,193 Shares held in the Starboard Value LP Account.

Percentage: Approximately 11.9%.

(b)	1. Sole power to vote or direct vote: 2,088,760
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,088,760
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past 60 days.

F.	Mr. Smith

(a)
As of the close of business on August 3, 2012, Mr. Smith directly owned 3,132 Shares underlying certain options exercisable within 60 days.  Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,566,567 Shares owned by Starboard V&O Fund and (ii) 522,193 Shares held in the Starboard Value LP Account.

CUSIP NO. 868873100

Percentage: Approximately 11.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,091,892
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,091,892

(c)	Mr. Smith has not entered into any transactions in the Shares during the past 60 days.

G.	Messrs. Mitchell and Feld

(a)
Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,566,567 Shares owned by Starboard V&O Fund and (ii) 522,193 Shares held in the Starboard Value LP Account.

Percentage: Approximately 11.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,088,760
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,088,760

(c)	Neither of Messrs. Mitchell or Feld has entered into any transactions in the Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 868873100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD By: Starboard Value LP, its investment manager STARBOARD VALUE LP By: Starboard Value GP LLC, its general partner	STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell and Peter A. Feld